Exhibit (a)(5)(F)

Private & Confidential
[Participant’s address]

[●] August 2011

Arch Chemicals BV Employee Share Participation Scheme (“the Scheme”)

Dear Participant,

This letter supplements and supersedes in its entirety the letter dated July 20, 2011 sent by us to you regarding the same subject matter. Please read the following letter carefully, including the legend contained in the section entitled “Important Information” and the documents referred to in that legend. If you have already submitted your voting instruction and do not wish to withdraw or change your instructions, no further action is necessary.

We refer to the proposed Merger Agreement between Arch Chemicals, Inc., (the “Company”), Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent”), and LG Acquisition Corp., (“Purchaser”) and an indirect wholly owned subsidiary of Parent.

Under the terms of the offer, the Purchaser offers to buy outstanding Arch Chemicals shares (“Shares”) at a price of $47.20 per Share.  (“the Offer”). Previously the offer was to close on 11 August 2011, however, the offer period has now been extended until 12 September 2011.

Details of the Merger Agreement offer can be found in the SEC filing section on the Arch Chemicals website http://ir.archchemicals.com/sec.cfm.  The tender offer document is dated 15 July 2011 with filing reference SC TO-T.

The board of directors of the Company (the “Company Board”) has unanimously (i) declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of the Company and its shareholders, (ii) adopted the Merger Agreement, including the Plan of Merger attached as an exhibit thereto (the “Plan of Merger”) and (iii) approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement.  The Company Board recommends that the Company’s shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, vote their Shares in favour of approval of the Merger Agreement and the Plan of Merger.  The Company has advised that all of its directors and executive officers intend to tender all of their Shares pursuant to the Offer.

Important Information
On July 15, 2011, Arch Chemicals filed with the United States Securities and Exchange Commission (“SEC”) a tender offer solicitation/recommendation statement on Schedule 14D-9 regarding the tender offer described herein. Investors are strongly advised to read the tender offer statement (as updated and amended) filed by Arch Chemicals with the SEC, because it contains important information that investors should consider before tendering their shares. The tender offer statement and other documents filed by Arch Chemicals with the SEC are available for free at the SEC’s web site at www.sec.gov. Copies of filings by Arch Chemicals with the SEC may be obtained at the SEC’s web site at www.sec.gov or from Arch Chemicals by directing a request to  mefaford@archchemicals.com.

Income Tax
If the Shares you hold in the Scheme have been held for less than three years at the close date then, under Irish Revenue rules you will be liable to income tax at your marginal (higher) rate and PRSI on the lower of the cash received (proceeds) for the Shares or the original Locked in Value (purchase price) of the Shares.

For any proceeds received on Shares held less than three years the Irish Revenue may subject to certain conditions being met, allow reinvestment of the cash into the Parent’s shares, and allow these Parent shares to stand in the place of the original shares and assume the same date of purchase as the original Shares.

If reinvestment is permitted by the Irish Revenue then there will be no income tax liability on funds received in respect of shares held for less than three years.

The conditions for reinvestment are:

1.
All participants must elect to reinvest proceeds received in respect of shares held for less than three years into the new Parent shares.  If one participant elects not to reinvest then all cash must be paid out and we cannot reinvest in Parent shares.

2.	Agreement from the new company to continue the Scheme is forthcoming.

If these two conditions are met and subject to Irish Revenue agreement then the proceeds will be reinvested into new shares.

If these conditions are not met then proceeds on all shares will be paid out to you and you will be liable to income tax and PRSI on the shares held for less than three years.

Proceeds on shares held for more than three years will be paid out to you.

In order to elect for reinvestment please elect yes for reinvestment on the attached blue voting instruction form, and return to Mercer.

Based on the current exchange rates, in all allocations from December 2008 if funds are paid out to you, you will be liable on the Locked in Value of the shares.

We attach a statement of the remaining Shares held by you in the Scheme.  We also attach schedule A to assist you to estimate your income tax and CGT liability.

Schedule A
In order to estimate your income tax liability:

•	For each date you need to insert the number of Shares appropriated (refer to enclosed statement) at (i)
•	Multiply the number of Shares appropriated on each date by the price specified at (ii)

•	Write in the answer at (iii)
•	Multiply (iii) by your marginal (higher) rate of income tax. Write in answer at (iv).
•	Multiply (iii) by 4% which is the assumed rate of PRSI
•	Add column (iv) and (v) to give estimate of total tax charge and insert answer in column (vi)

There is no income tax or PRSI applicable on any shares that have been held on your behalf for more than three years in the Scheme.

Capital Gains Tax (CGT)
You may also be liable to CGT on the increase in the value of the Shares, irrespective of when they were purchased.  The attached statement shows the base cost (i.e.,  Locked in Value divided by the number of Shares purchased at each date) for CGT purposes, for each allocation.

In order to estimate your CGT liability, in relation to the disposal of shares in the Scheme
•	Multiply the figure in (vii) for each date by the number of Shares in (i) and insert the answer in (viii)

Each individual has a CGT exemption, currently €1,270 per annum.  Any capital gains in excess of this exemption are liable to CGT at 25%.  Please note that any CGT due in respect of your Arch Chemicals shares is due and payable on or before 15 December 2011.

You should download a “CGT Payslip A” from the Revenue website (www.revenue.ie) and return the completed payslip to the Collector General, together with your cheque in respect of any CGT due.  Details of the disposal should also be included in your 2011 tax return.

The onus is on each individual to ensure all tax obligations, income tax and CGT, are met which includes filing of tax returns and payment of tax, where necessary.

Next steps
You can tender your Shares by signing and returning the attached blue voting instruction.  Please indicate that you wish to tender all of your Shares and also indicate if you wish, where applicable to reinvest shares held for less than three years into new shares should that option occur.

If you have already submitted the previous voting instruction form and do not wish to withdraw or change your instructions, no further action is necessary.

If you wish to withdraw or change your instructions, or did not complete the form by the original expiration date and would like to, please sign and return the attached blue voting instruction as directed above.

Under the Rules of the Scheme if you do not return a completed voting instruction then Mercer will be unable to tender your Shares.

On receipt of funds following closing of the Offer, if you have tendered shares and no reinvestment is to occur, Mercer will issue you with a letter detailing the proceeds less any costs due to you as part of the Offer.  Where we hold your Bank Account details, the amount will be credited directly into your Bank Account.  If Mercer do not hold Bank Account details a cheque will be issued, which will be subject to a €5.18 administration charge.

If you decide not to tender your Shares in the Offer and the Merger is successful, you will receive the same amount $47.20 cash per Share.  The only difference being, if you tender your Shares you will be paid earlier.

If you do not tender your Shares in the Offer and the Merger does not proceed, the Trustees will retain the Arch Chemicals shares on your behalf.  However, in this case there may be very few remaining Arch Chemicals Shareholders and it may be prove difficult to trade the Shares.

The voting instruction needs to be completed, signed and returned to Mercer, Charlotte House CHG-8, Charlemont Street, Dublin 2, no later than Wednesday 7 September 2011.  Alternatively the voting instruction can be faxed to 01 478 2883.

If you have any queries please do not hesitate to contact me on 01 411 8358 or at David.Price@mercer.com

Yours sincerely,

Share Schemes, G-8
Charlotte House
Charlemont Street